2007 Test Results Show 84% to 93% Recovery at Lost Creek

Denver, Colorado (Marketwire – January 24, 2008) Ur-Energy Inc (TSX: URE) (“Ur-Energy” or “Corporation”) is pleased to announce results of leach amenability studies on core samples from the Lost Creek Project. The analytical results of the bottle roll tests indicate leach efficiencies from 84% to 93% where bicarbonate was added to the leach solution (a standard in situ recovery practice). Energy Laboratories Inc. of Casper, Wyoming performed studies on uranium core samples recovered by Ur-Energy during its 2007 drill program. The program demonstrates leach amenability to varying levels of bicarbonate and oxidant addition. The purpose of the program was to define the chemical factors for leaching the ore body and to determine maximum economic leach efficiencies.

“These tests are an important addition to the engineering work on our Lost Creek Project and confirm our earlier work which indicates this deposit should leach well,” stated Wayne Heili, Vice President of Mining. “These leach test results add to the overall positive development of this project and our encouragement for its future success.”

The Ur-Energy tests were conducted using standard industry practice and rigorous modern laboratory controls. The tests were performed on seven uniform splits of a composite core recovered from one well (LC-66C) in 2007. Oxidation of uranium in core that has been exposed to the atmosphere can increase the leachability of the uranium, yielding results which are not representative of the in situ deposit. Therefore, the 2007 drill core from LC-66C was vacuum sealed in airtight plastic sleeves immediately after recovery to protect the uranium-bearing minerals from exposure to the air.

Upon completion of the coring program, the sealed core was characterized by Ur-Energy geologists and transferred to the laboratory. Ur-Energy selected a single core composite of eight feet of core for leach amenability, bicarbonate and oxidant requirement studies. The selected composite was chosen to represent a typical production zone for the project. The composite splits were then subjected to "bottle roll" amenability testing in which each individual sample was placed in a plastic container with a hydrogen peroxide lixiviant in a measured volume estimated to be five pore volumes of the tested interval, and then rolled mechanically for 16 hours on a machine that continuously “rolls” the container holding the sample. The lixiviant was extracted and tested for the content of uranium in the solution and new lixiviant was added and the process was repeated. Each sample was subjected to five additional periods of leaching, to represent the total volume of fluid that would leach uranium from the host over the life of an in situ recovery operation. These six roll sets, each being leached with five pore volumes of lixiviant, replicates a total of 30 pore volumes of lixiviant passing through the deposit, thus closely simulating an actual in situ leach operation. Once the six sets of rotation were completed, the core was analyzed to determine the amount of uranium remaining, in order to establish the efficiency of the leaching system. This allows a determination of the potential in situ leachability of the uranium-bearing sandstone and the potential rate of recovery.

A total of seven tests were conducted. The first (LC-2001-01), showing low recovery without a bicarbonate addition, demonstrates not only the requirement for bicarbonate addition to the lixivient, but also the effectiveness of the sample preparation for the testing. A poorly prepared group of samples would potentially have elevated results but great care was taken with this group of samples to assure that they were properly prepared and handled throughout the entire process. The other six samples (LC-2001-02 through -07) successfully demonstrate the ore’s wide range of amenability to varying chemical conditions. The results of these tests demonstrate that uranium is easily mobilized for production and that the chemical conditions determined in our tests will be equally effective under both low and high oxidant injection rates. The results of this testing are summarized below:

Hole ID:	LC-66C
Core Composite Depth Interval:	412’ – 420.4’
Pre-Test Feed Grade:	0.0513 % cU

Sample ID	Solution Base	Bicarbonate Concentration (g/L)	H2O2 Concentration (g/L)	Uranium Recovery (%)
LC-2001-01	Ground Water	Natural Bicarb	0.25	20.0
LC-2001-02	Ground Water	1.0	0.25	84.1
LC-2001-03	Ground Water	1.5	0.25	86.4
LC-2001-04	Ground Water	2.0	0.25	93.3
LC-2001-05	Ground Water	2.0	0.50	87.1
LC-2001-06	Synthetic	2.0	0.25	92.6
LC-2001-07	Synthetic	2.0	0.50	88.1

The Qualified Person for Ur-Energy Inc, as defined by National Instrument 43-101, is W. William Boberg, President and CEO.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Company disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.